Exhibit 3.1
MGIC Investment Corporation
Amendments to Bylaws
Adopted January 28, 2010
Section 3.01(d) of the Bylaws is amended to amend and restate subsection (iii) and add a new subsection (iv) so that these subsections read as follows:
3.01 General Powers; Number and Classification; Vacancy.
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(d)	...

(iii)	If a director’s resignation is accepted by the Board of Directors pursuant to this Section 3.01(d), then the Board may fill the resulting vacancy pursuant to the provisions of Section 3.01(c) of these Bylaws or may decrease the size of the Board pursuant to the provisions of Section 3.01(b) of these Bylaws. The preceding sentence does not restrict the Board from decreasing the size of the Board as authorized by Section 180.0805(3) of the Wisconsin Business Corporation Law, including in circumstances in which the director has not in fact submitted the resignation contemplated by Section 3.01(d)(i) of these Bylaws.
(iv)	The Board of Directors will cause the corporation to promptly publicly disclose the Board of Directors’ decision regarding a director’s resignation (including the reason(s) for rejecting the resignation, if applicable).
Article VIII of the Bylaws is amended and restated in its entirety to read as follows:
ARTICLE VIII. INDEMNIFICATION
8.01 Certain Definitions; Rules of Construction.
(a) All capitalized terms used in this Article VIII and not otherwise hereinafter defined in this Section 8.01 shall have the meaning set forth in Section 180.0850 of the Statute. The following terms (including any plural forms thereof) used in this Article VIII shall be defined as follows:
(i)	“Affiliate” shall include, without limitation, any corporation, partnership, joint venture, employee benefit plan, trust or other enterprise that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Corporation.
(ii)	“Authority” shall mean the person that determines the rights of a Director or Officer pursuant to Section 8.04.

(iii)	“Board” shall mean the entire then elected and serving Board of Directors of the Corporation, including all members thereof who are Parties to the subject Proceeding or any related Proceeding.
(iv)	“Breach of Duty” shall mean the Director or Officer breached or failed to perform his or her duties to the Corporation and his or her breach of or failure to perform those duties is determined, in accordance with this Article VIII, to constitute conduct under Section 180.0851(2)(a) 1, 2, 3 or 4 of the Statute.
(v)	“Corporation” as used herein and as defined in the Statute and incorporated by reference into the definitions of certain other capitalized terms used herein, shall mean this corporation, including, without limitation, any successor corporation or entity to this corporation by way of merger, consolidation or acquisition of all or substantially all of the capital stock or assets of this corporation.
(vi)	“Director or Officer” shall have the meaning set forth in the Statute; provided, that, for purposes of this Article VIII, it shall be conclusively presumed that any Director or Officer serving as a director, officer, partner, member, trustee, member of any governing or decision-making committee, manager, employee or agent of an Affiliate shall be so serving at the request of the Corporation.
(vii)	“Disinterested Quorum” shall mean (A) a quorum of the Board consisting of directors who are not Parties to the subject Proceeding or any related Proceeding or (B) if the quorum described in clause (A) cannot be obtained, a committee duly appointed by the Board and consisting solely of two or more directors who are not Parties to the subject Proceeding or any related Proceeding, provided that directors who are Parties to the subject Proceeding or a related Proceeding may participate in the designation of members of the committee.
(viii)	“Expenses” shall mean and include fees, costs, charges, disbursements, attorney fees and any other expenses incurred in connection with a Proceeding.
(ix)	“Party” shall mean an individual who was or is, or who is threatened to be made, a named defendant or respondent in a Proceeding.

(x)	“Proceeding” shall have the meaning set forth in the Statute; provided, that, in accordance with Section 180.0859 of the Statute and for purposes of this Article VIII, the term “Proceeding” shall also include all Proceedings (A) brought before an Authority or otherwise to enforce rights hereunder, including a Proceeding brought by a Director or Officer and a Proceeding brought by the Corporation to recover an advancement of Expenses under an agreement furnished pursuant to Section 8.05(a)(ii); (B) involving any appeal from a Proceeding; and (C) in which the Director or Officer is a plaintiff or petitioner because he or she is a Director or Officer; provided, however, that any such Proceeding under this clause (C) must be authorized by a majority vote of a Disinterested Quorum. For the avoidance of doubt, “Proceeding” shall include all Proceedings brought under (in whole or in part) the Securities Act of 1933, as amended, the Exchange Act, their respective state counterparts, and/or any rule or regulation promulgated under any of the foregoing.
(xi)	“Statute” shall mean Sections 180.0850 through 180.0859, inclusive, of the Wisconsin Business Corporation Law as the same shall then be in effect, including any amendments thereto, but, in the case of any such amendment, only to the extent such amendment permits or requires the Corporation to provide broader indemnification rights than the Statute permitted or required the Corporation to provide prior to such amendment.
(xii)	“Witness Period” means the period beginning at the time at which a Director or Officer reasonably expects to be a witness in a Proceeding because he or she is a Director or Officer and continuing until the earlier of (A) the time, if ever, at which such Director or Officer becomes a Party to such Proceeding or (B) the time, if ever, at which such Director or Officer should no longer reasonably expect to be a witness in such Proceeding.
(b) As used in this Article VIII:
(i)	The phrase “because he or she is a Director or Officer” shall include circumstances in which the Director or Officer is a Party (or, during the Witness Period, may be a witness) on account of his or her conduct (or status) as a Director, Officer or employee of the Corporation or employee of a subsidiary of the Corporation.
(ii)	When a Proceeding is a foreign, federal, state or local government proceeding threatened by an agency, instrumentality or other person on behalf of such government to enforce laws or regulations within its enforcement jurisdiction or to investigate whether such laws or regulations were violated (collectively, a “government initiator”), a Director or Officer shall not be deemed to be threatened to be made a named defendant or respondent in such Proceeding until the time, if ever, at which such Director or Officer (directly or though his or her counsel) is notified in writing by a representative of the government initiator that such Director or Officer is the target of the government initiator’s investigation, that the government initiator intends to make such Director or Officer a named defendant or respondent in such proceeding, or the government initiator provides similar formal notification that the Director or Officer may be made a named defendant or respondent in such proceeding. It is understood that if, prior to the commencement of such proceeding, there is no such formal notification, then such notification shall be deemed to have occurred at the time at which the proceeding is commenced.

(iii)	If a Proceeding is only an investigative proceeding by a government initiator (as such term is defined in subsection (b)(ii)), then no Director or Officer shall be deemed to be a Party thereto even if the authorization to conduct the investigation names the Director or Officer by position or otherwise.
(iv)	The phrase “Disinterested Quorum cannot be obtained” shall mean that (A) on the day an indemnification request is received by the Company pursuant to Section 8.03(a), a Disinterested Quorum is not possible because there are not at least two directors who are not Parties to the subject Proceeding or any related Proceeding on such day, and (B) within the 30-day period specified in Section 8.03(a), a Disinterested Quorum does not determine whether the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty.
8.02 Mandatory Indemnification. To the fullest extent permitted or required by the Statute, the Corporation shall indemnify a Director or Officer against all Liabilities incurred by or on behalf of such Director or Officer in connection with a Proceeding in which the Director or Officer is a Party because he or she is a Director or Officer. Such obligation to indemnify shall include an obligation to reimburse the Director or Officer to the extent he or she has paid any such Liabilities.
8.03 Process for Obtaining Indemnification; Payment or Reimbursement.
(a) The process for obtaining indemnification under Section 8.02 is that the Director or Officer shall make a written request therefor to the Corporation. Within 30 days of the Corporation’s receipt of such request, the Corporation shall pay or reimburse the Director or Officer for the entire amount of Liabilities incurred by the Director or Officer in connection with the subject Proceeding (net of any Expenses previously advanced pursuant to Section 8.05 and any Expenses previously paid or reimbursed under Section 8.06) unless either:
(i)	within such 30-day period, a Disinterested Quorum, by a majority vote thereof, determines that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty; or

(ii)	a Disinterested Quorum cannot be obtained.
If indemnification of the requested amount of Liabilities is paid by the Corporation, then it shall be conclusively presumed for all purposes that a Disinterested Quorum has affirmatively determined that the Director or Officer did not engage in conduct constituting a Breach of Duty.

(b) If a Disinterested Quorum determines pursuant to Section 8.03(a)(i) that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty or a Disinterested Quorum cannot be obtained, then (i) whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether indemnification should be denied shall be determined under Section 8.04 and (ii) the Board or a Disinterested Quorum shall contemporaneously with such determination under Section 8.03(a)(i) or, if a Disinterested Quorum cannot be obtained, not later than the final day of the 30-day period specified in Section 8.03(a), authorize by resolution that an Authority determine, as provided in Section 8.04, whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether indemnification should be denied hereunder. If neither the Board nor a Disinterested Quorum authorizes an Authority to determine the Director’s or Officer’s right to indemnification hereunder in accordance with Section 8.04, then it shall be conclusively presumed for all purposes that a Disinterested Quorum has affirmatively determined that the Director or Officer did not engage in conduct constituting a Breach of Duty and the Corporation shall pay or reimburse the Director or Officer for the entire amount of Liabilities incurred by the Director or Officer in connection with the subject Proceeding (net of any Expenses previously advanced pursuant to Section 8.05 and any Expenses previously paid or reimbursed under Section 8.06).
8.04 Determination by Authority of Right to Indemnification.
(a) If a request for indemnification pursuant to Section 8.03, or a request for advancement of Expenses pursuant to Section 8.05, is not paid in full by the Corporation or on its behalf within the timeframes specified therein, including as a result of a Disinterested Quorum determining pursuant to Section 8.03(a)(i) that the Director or Officer requesting indemnification engaged in conduct constituting a Breach of Duty or as a result of the fact that a Disinterested Quorum cannot be obtained, then the Director or Officer requesting indemnification or Expenses shall have the absolute right exercised in his or her sole discretion to select one of the following as an Authority to determine his or her entitlement to such indemnification or Expenses, which selection the Director or Officer shall make within the 30 days immediately following the denial of payment or the deadlines specified in Sections 8.03 or 8.05, as applicable, whichever is later:
(i)	An independent legal counsel; provided, that such counsel shall be mutually selected, within ten business days after the Director or Officer selects an independent legal counsel as the Authority, by mutual agreement of such Director or Officer, on the one hand, and by a majority vote of a Disinterested Quorum or if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board, on the other hand; provided further, that neither the Director or Officer nor the Disinterested Quorum or the Board shall unreasonably withhold his, her or its agreement to the selection of such counsel;

(ii)	A panel of three arbitrators selected from the panels of arbitrators of the American Arbitration Association in Milwaukee, Wisconsin; provided, that (A) one arbitrator shall be selected by such Director or Officer, the second arbitrator shall be selected by a majority vote of a Disinterested Quorum or if a Disinterested Quorum cannot be obtained, then by a majority vote of the Board, and the third arbitrator shall be selected by the two previously selected arbitrators, and (B) in all other respects, such panel shall be governed by the American Arbitration Association’s then existing Commercial Arbitration Rules; or

(iii)	A court of competent jurisdiction.
(b) In any such determination by the selected Authority there shall exist a rebuttable presumption that the Director’s or Officer’s conduct did not constitute a Breach of Duty and that indemnification against the requested amount of Liabilities is required. The burden of rebutting such a presumption shall be by clear and convincing evidence and shall be on the Corporation or such other party asserting that such indemnification should not be allowed.
(c) If the Authority is not a court of competent jurisdiction, then within 30 days of being selected, the Authority shall make its determination and submit a written opinion of its determination simultaneously to both the Corporation and the Director or Officer.
(d) If the Authority determines that indemnification or advancement of Expenses is required hereunder, then the Corporation shall pay or reimburse the entire requested amount of Liabilities (net of any Expenses previously advanced pursuant to Section 8.05) or the entire requested amount of Expenses, as the case may be, including interest thereon at a reasonable rate, as determined by the Authority, within 10 days of receipt of the Authority’s opinion; provided, that, in the case of a request for indemnification only, if it is determined by the Authority that a Director or Officer is entitled to indemnification against Liabilities incurred in connection with some claims, issues or matters, but not as to other claims, issues or matters, involved in the subject Proceeding, the Corporation shall be required to pay or reimburse (as set forth above) only the amount of such requested Liabilities as the Authority shall deem appropriate in light of all of the circumstances of such Proceeding.
(e) The determination by the Authority that indemnification or advancement of Expenses is required hereunder shall be binding upon the Corporation. No prior determination by a Disinterested Quorum that the Director or Officer engaged in a Breach of Duty, or failure to make a determination, shall create a presumption that the Director or Officer engaged in a Breach of Duty. Judgment upon the determination by the Authority may be entered in any court of competent jurisdiction.
(f) All Expenses incurred in any determination process under this Section 8.04 by either the Corporation or the Director or Officer, including, without limitation, all Expenses of the selected Authority and all Expenses relating to entering a judgment in any court of competent jurisdiction, shall be paid by the Corporation, and to the extent an Authority requests the Corporation to advance a reasonable amount of Expenses of the Authority, the Corporation shall do so promptly.

8.05 Mandatory Advancement of Expenses.
(a) The Corporation shall pay or reimburse from time to time or at any time, within two business days after the receipt of the Director’s or Officer’s written request therefor, the reasonable Expenses incurred by or on behalf of a Director or Officer who is a Party to a Proceeding because he or she is a Director or Officer if the Director or Officer furnishes to the Corporation:
(i)	An executed written certificate affirming his or her good faith belief that he or she has not engaged in conduct which constitutes a Breach of Duty in connection with the claims, issues or matters involved in the subject Proceeding in connection with which the Expenses are incurred; and
(ii)	An unsecured executed written agreement to repay any advances made under this Section 8.05 to the extent that it is ultimately determined by an Authority (which determination, in the case of a determination by a court of competent jurisdiction, is a final adjudication from which there is no further right to appeal) that he or she is not entitled to be indemnified by the Corporation for such Expenses; provided that, for this purpose, if the Director or Officer does not make a request for indemnification pursuant to Section 8.03 within the 120 days immediately following the completion of the Proceeding to which such advances relate insofar as the Director or Officer is concerned, then a determination shall be made, pursuant to Section 8.03, whether the Director’s or Officer’s conduct constituted a Breach of Duty and, therefore, whether he or she is not entitled to be indemnified by the Corporation for such Expenses, and if Section 8.04 applies and the Director or Officer does not select an Authority pursuant to Section 8.04(a) within the 30-day period specified therein, then the Corporation may select the Authority by written notice to the Director or Officer.
For the avoidance of doubt, if the above provisions are satisfied by the furnishing of instruments that on their face comply with the requirements of this Section 8.05(a), then the Corporation shall be obligated to make the payments and reimbursements specified in this Section 8.05(a) regardless of any determination by, or belief of, the Corporation, the Board or any of the Directors questioning the contents of such instruments, including without limitation on the basis that the Director or Officer whose Expenses are to be paid or reimbursed is not acting in good faith or that he or she has engaged in conduct which constitutes a Breach of Duty.
(b) If the Director or Officer must repay any previously advanced Expenses pursuant to this Section 8.05, such Director or Officer shall not be required to pay interest on such amounts or to otherwise compensate the Corporation on account of the repayment.

8.06 Witness Expenses. The Corporation shall pay all reasonable Expenses of a Director or Officer that are incurred by or on behalf of the Director or Officer during the Witness Period in connection with the Proceeding to which the Witness Period relates. Without limiting the scope of such Expenses, they shall include Expenses in preparing to testify regardless of whether any testimony actually occurs. A Director or Officer who is entitled to have the Corporation pay Expenses under the first sentence of this Section 8.06 shall make a written request therefor to the Corporation. The Corporation shall make such payment within 10 days after the receipt by the Corporation of a request by a Director or Officer (or if so requested in writing by the Director or Officer, the Corporation shall within such 10-day period reimburse the Director or Officer for a payment of Expenses made by him or her). For the avoidance of doubt, a Director or Officer shall not be obligated to repay any such Expenses in the circumstances in which Section 8.05 would require repayment.
8.07 Right of Officer or Director to Bring Suit. If a claim for indemnification or advancement of Expenses is not paid in full by the Corporation or on its behalf within the timeframes specified in Section 8.03, 8.04, 8.05 or 8.06, as applicable, then a Director of Officer may at any time thereafter bring a Proceeding against the Corporation in a court of competent jurisdiction to recover the unpaid amount of the claim. The foregoing right shall be in addition to, and not in lieu of, any rights a Director or Officer may have pursuant to Section 8.04 or Section 180.0854 of the Statute.
8.08 Insurance. The Corporation may purchase and maintain insurance on behalf of a Director or Officer or any individual who is or was an employee or authorized agent of the Corporation against any Liability asserted against or incurred by such individual in his or her capacity as such or arising from his or her status as such, regardless of whether the Corporation is required or permitted to indemnify against any such Liability under this Article VIII.
8.09 Severability. If a court of competent jurisdiction shall deem any provision of this Article VIII invalid or inoperative in whole or as applied to any specific circumstances, or if a court of competent jurisdiction determines that any of the provisions of this Article VIII contravene public policy in whole or as applied to any specific circumstances, this Article VIII shall be construed so that the remaining provisions shall not be affected, but shall remain in full force and effect, and any such provisions which are invalid or inoperative or which contravene public policy, in each case as so determined, shall be deemed, without further action or deed by or on behalf of the Corporation, to be modified, amended and/or limited, but only to the extent necessary to render the same valid and enforceable; it being understood that it is the Corporation’s intention to provide the Directors and Officers with the broadest possible protection against personal liability allowable under the Statute. Without limiting the scope of the preceding provisions of this Section 8.09, if Section 8.06 as applied to a specific circumstance is deemed invalid, inoperative or contrary to public policy, then Section 8.05 shall apply as if the definition of the term “Party” includes any Director or Officer who, because he or she is a Director or Officer, was or is a witness in a Proceeding at a time when he or she was not a named defendant or respondent or threatened to be made a named defendant or respondent in such Proceeding.

8.10 Nonexclusively of Article VIII. The rights of a Director or Officer granted under this Article VIII shall not be deemed exclusive of any other rights to indemnification against Liabilities or advancement of Expenses to which the Director or Officer may be entitled under any written agreement, Board resolution, vote of shareholders of the Corporation or otherwise, including, without limitation, under the Statute. Nothing contained in this Article VIII shall be deemed to limit the Corporation’s obligations to indemnify against Liabilities or allow Expenses to a Director, Officer or employee under the Statute. Nothing contained in this Article VIII shall affect the Corporation’s power to pay or reimburse expenses incurred by a Director or Officer as a witness in a Proceeding to which he or she is not a Party.
8.11 Contractual Nature of Article VIII; Repeal or Limitation of Rights. This Article VIII shall be deemed to be a contract between the Corporation and each Director and Officer of the Corporation and any repeal or other limitation of this Article VIII or any repeal or limitation of the Statute or any other applicable law shall not limit any rights of indemnification as they existed under this Article VIII prior to such repeal or other limitations against Liabilities or advancement of Expenses then existing or arising out of events, acts or omissions occurring prior to such repeal or limitation, including, without limitation, the right to indemnification against Liabilities or advancement of Expenses for Proceedings commenced after such repeal or limitation to enforce this Article VIII with regard to acts, omissions or events arising prior to such repeal or limitation.
8.12 Application of January 2010 Amendments. Notwithstanding any other provision of this Article VIII, Section 8.06 shall not apply to a Witness Period that commenced prior to the January 28, 2010 adoption of Section 8.06.

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